EXHIBIT 12

Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Income (loss) from continuing operations, before income tax	$211	$258	$240	$(103)	$(149)
Fixed charges:
Interest on short-term borrowings	$36	$5	$1	$—	$—
Interest on long-term debt	49	43	25	9	102
Combined fixed charges, excluding interest on deposits	85	48	26	9	102
Interest on deposits	52	46	42	30	42
Combined fixed charges, including interest on deposits	$137	$94	$68	$39	$144
Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits (1)	3.48	6.38	10.23	N/A	N/A
Including interest on deposits (2)	2.54	3.74	4.53	N/A	N/A

(1)
Earnings were insufficient to cover fixed charges excluding deposits and preferred stock dividends by approximately $94 million and $47 million for the years ended December 31, 2014 and 2013, respectively.

(2)
Earnings were insufficient to cover fixed charges including deposits and preferred stock dividends by approximately $64 million and $5 million for the years ended December 31, 2014 and 2013, respectively.

For the purpose of computing the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes and extraordinary items plus fixed charges. "Fixed charges" consist of interest on short-term and long-term debt and where indicated, interest on deposits. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.